SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 24, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: “France Telecom’s presentation to financial analysts of its proposal to acquire full ownership of Equant”.

Proposal to acquire full ownership of Equant

January 24, 2005

DISCLAIMER

This presentation contains “forward-looking statements” about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about France Telecom’s proposal to acquire full ownership of Equant, new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among others, the success of the announced FT 2005 plan, include the TOP LINE and TOP programs, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de Référence submitted to the AMF on March 9, 2004 and in its filings on Form 20-F with the U.S. Securities and Exchange Commission dated April 16, 2004.

The forward-looking statements contained in this presentation speak only as of the date hereof and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This presentation contains references to certain non-GAAP measures based on French GAAP norms. For a definition of these measures please refer to slide 25 to 27.

CONTENT

Transaction Rationale — Why?

Transaction Timing — Why Now?

Transaction Terms & Structure - How?

Impact for France Telecom

Conclusion

CONTENT

Transaction Rationale — Why?

Transaction Timing — Why Now?

Transaction Terms & Structure - How?

Impact for France Telecom

Conclusion

Enterprise: A key building block of the integrated operator model

Enterprise division leverages FT integrated IT&N, Sales&Services

HOME

IT & NETWORK

PERSONAL

Our Clients

SALES & SERVICES

ENTERPRISE

Enterprise division also relies on Personal and Home products with their own services

Enterprise division within France Telecom means more cross selling, better service and cost sharing

Enterprise: A strong contributor to FT performance

Domestic markets

Leader

France & Poland

Fixed, Mobile and Internet services to all market segments

€8bn of revenues (estimated)

Challenger

Belgium, UK, Switzerland, Netherlands and some Eastern European countries

Managed data and mobile services to SMEs and MNCs

€1.8bn of revenues (estimated)

Outsider

Rest of the world

Presence through managed International services for MNCs

€1.2bn of revenues (estimated)

Leader in Europe for MNCs

Enterprise business represents more than 20% of France Telecom consolidated Revenues and REAA

Enterprise: a clear strategy

Integrated IP based Offers

From an IP-VPN core, deploy integrated nomadic and voice offers in Europe

Business Everywhere

VoIP / ToIP services

Upstream towards network related IT Services

Provide network related IT services

Consolidation of data centers

Messaging & Hosting

Security

CRM

Customer Intimacy & Support

Understand customer needs to provide the best communication services

Assess, design and run customer communication services

Manage the complexity on behalf of our customers up to outsourcing services

Leverage IP services to better serve our customers

Enterprise: a segmented strategy

In countries where we are leaders

Upstream towards network related IT services

Integrated IP-based- offers

Mail, security, Hosting, CRM

Customer Intimacy & Support

In countries where we are challengers

Upstream towards network related IT services

Integrated IP-based- offers

Business Everywhere, VoIP

Customer Intimacy & Support

For MNC customers

Upstream towards network related IT services

Consulting, Project management, user customer support

Customer Intimacy & Support

Integrated IP-based-offers

Equant: An attractive positioning

An unmatched geographical coverage

seamless network reach in 220 countries and territories and local support in approximately 165 countries

Control of key technologies

Market leader in IP-VPN

Dedicated teams to better serve each customer

Strong customer references

3700 customers, 2/3 of Business Week “TOP 100” corporate

Worldwide unique set of competencies (IP, security, messaging)

Consistent award-winning world class capabilities

A recognized leadership and key competencies in global data services for MNCs

Why something has to change for Equant?

A Changing Market Environment for MNCs

IP and high bandwidth at low cost becoming the standard across increasing number of geographies Significant erosion of addressable market in core connectivity services, with increased pricing pressure not being compensated by higher volumes Needs of enterprise customers evolving towards differentiated levels of service / quality, increased mobility and integration of broader range of network and service competencies

Equant — Specific Challenges

High end positioning with a lack of low cost solutions Slow migration to DSL

Transition of business model towards services not fast enough to offset decline in connectivity services Weakening financial profile and profitability

Equant stand alone business model is under substantial pressure

CONTENT

Transaction Rationale — Why?

Transaction Timing — Why Now?

Proposed Terms & Structure — How?

Impact for France Telecom

Conclusion

Why now?

Create a stronger Enterprise segment as soon as possible

Leverage businesses through product portfolio cross fertilization Common resources and better cost sharing (IT&N) Leverage existing client base (offers to SMEs)

Additional funding required for business transformation

IT CAPEX requirement for IT & Network transformation Transformation towards services 250 million dollars credit facility approval by FT

Integration creates best opportunity for the Group

CONTENT

Transaction Rationale — Why?

Transaction Timing — Why Now?

Proposed Terms & Structure — How?

Impact for France Telecom

Conclusion

Terms of the proposal

Key Highlights

Proposal to purchase all the assets and liabilities of Equant for €564m in cash for minorities (for 45.8%)

Represents an implied share price of €4.20 per share *

In addition, acceleration of all existing Equant option plans and cancellation of unexercised options for their option value

Premium to Average Share Price

Share Price Premium

Spot €3.60 16.7%

1-Week €3.55 18.3%

1-Month €3.64 15.4%

3-Month €3.70 13.5%

A fair proposal

* : subject to withholding taxes and any similar applicable taxes

Proposed Transaction Structure: Summary Description

Stage 1

France Telecom

Free Float

54.2%(1)

Cash

45.8%(1)

Equant NV

Equant Finance BV

100%

Equant Finance BV

Operating Subsidiaries

Stage 2

France Telecom

Free Float

100%

Cash distributed to minority shareholders

100%

Operating Subsidiaries

Equant NV

(liquidated after distribution)

(1) Assuming 282.8m ordinary shares and 10.0m preference shares outstanding.

Proposed Transaction Structure: Key Features

Structure

Acquisition by France Telecom of all assets and liabilities of Equant for proposed total cash consideration of €564m for 45.8 % of Equant Distribution of sale proceeds to Equant shareholders, subject to any withholding or similar taxes Delisting and liquidation of Equant NV

Process

Approval of transaction by Equant Management and Supervisory Boards (including unanimous approval by its independent directors) Shareholder’s circular reviewed by SEC and made available to Equant shareholders EGM of Equant approving transaction by majority decision. France Telecom will participate in the vote

A structure and process designed to ensure optimised execution of the proposed transaction

Why a cash proposal?

Value

More favourable impact on EPS and FCF yield than a stock deal

Scope

Cash amount is consistent with France Telecom’s use of cash policy for acquisitions and debt reduction objectives as reiterated to shareholders in June 2004

Speed

Faster execution process by simplifying assessment and implementation of offer

Cash offer is more efficient and value enhancing for France Telecom’s shareholders

CONTENT

Transaction Rationale — Why?

Transaction Timing — Why Now?

Proposed Terms & Structure — How?

Impact for France Telecom

Conclusion

What are the benefits of integrating Equant ?

Integrated IP based Offers

New IP based offers including Business Everywhere launched in Europe

Single product development resource for all markets

Upstream towards network related IT Services

A combined portfolio of offers and resources for

Hosting

Security

CRM

Broadband

Leverage Equant know how to enhance VoIP and ToIP solutions

Customer Intimacy & Support

Seamless Sales and customer service coordination

Simplification of processes from ordering to billing (between France and other countries)

Accelerate and reinforce our presence in the Enterprise market, in addition to achieving cost synergies

Estimated financial Impact on France Telecom Group of the proposal

Pro-forma transaction impacting 2005-06

Consolidated FCF Yield

Cash EPS

Net Debt/ EBITDA

Slightly accretive

Slightly dilutive

Marginal impact, TOP objectives maintained

No impact on France Telecom’s cash return potential and unchanged financial targets

Expected timetable

Jan. 24

Announcement

Advisors appointed

Legal and business due diligence start

TBD

Fairness opinion issued by Equant’s financial advisors

Opinion issued by independent expert appointed by France Telecom on fairness of terms to Equant’s minority shareholders

Decision by Equant’s Supervisory and Management Boards

End of February

Availability of Equant US GAAP accounts Submission for SEC review

April

Mid May

Convocation of Equant’s EGM

EGM approving transfer of Equant’s assets and liabilities Closing and settlement

Distribution of cash proceeds to Equant shareholders

Beginning of liquidation process

CONTENT

Transaction Rationale — Why?

Transaction Timing — Why Now?

Proposed Terms & Structure — How?

Impact for France Telecom

Conclusion

Conclusion : Key rationale for the transaction

Why?

Key set of assets and skills to strengthen the Group’s value proposition to enterprise customers

Why now?

A reassessment triggered by changes in market fundamentals, customer expectations and by Equant’s refinancing needs

How?

An optimized transaction structure and a balanced proposal for both Equant’s and France Telecom’s shareholders

France Telecom will present a detailed review of its enterprise strategy and execution plan at a subsequent date

Proposal to acquire full ownership of Equant

January 24, 2005

Glossary (1)

Contributive Consolidated Revenues: consolidated revenues excluding intra-group transactions

Pro forma figures: figures of the preceding period adjusted to reflect the same scope of consolidation and exchange rates as in the current period

Market Share of fixed line telephony in France: calculation based on traffic on the network or interconnected to the network of France Telecom

Secured revenues ratio : consumers revenues (subscriptions+bundle contracts) divided by consumers revenues (traffic including bundle contracts+subscription)

ADSL Revenues: : Wanadoo ADSL Connectivity revenues + Consumer services revenues from “Ma Ligne ADSL” connectivity and from equipments (ADSL modems) sales and rental + Carriers services revenues from ADSL access bulk sales (options 3 “IPADSL” and 5 “ADSL Connect ATM”) to third part ISP’s.

ADSL activated lines: All ADSL lines in service by end of period including unbundled lines : “Ma Ligne ADSL” lines sold directly to the subscriber whatever his ISP + “IP ADSL” (option 5) and “ADSL Connect ATM” (option 3) lines sold directly or through other telcos to all ISPs to be integrated into the packages (ADSL+IP connectivity) + “Turbo DSL” lines specifically dedicated to large business accounts for their data transmission services + “Ma ligne TV” lines which provides TV through ADSL without Internet access (the ADSL TV+IP packages being accounted for above).

Network Revenues for mobile services: include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.

Mobile ARPU: Mobiles network revenues for the previous twelve months divided by Mobile weighted average customer base for the 12 month period Mobile Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The mobiles weighted average customer base for the 12 months period is the average of the monthly average customer bases (calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France ’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

Internet ARPU: ARPU (Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of Wanadoo customers during the same period. The weighted average number of Wanadoo customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.

Wanadoo connectivity revenues : subscription revenues and revenues received from telephone operators related to offers with no subscription.

Glossary (2)

Mobile AUPU: Monthly average usage per user (AUPU) is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the 12 previous months divided by the weighted average number of Orange Group’s customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis

Orange World subscribers : active Orange customers subscribing to a multimedia contract and using GPRS enabled services

Churn, the measure of customers leaving our networks, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from our network, voluntarily or involuntarily (excluding money-back returns and fraudulent connections), for the previous 12 months by the weighted average number of our customers during the same period. The way we compute churn differs between Orange UK and Orange France in the following ways:

For Orange UK, customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.

For Orange France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.

SACs and SRCs: Subscriber Acquisition Costs (SACs) are calculated as the cost of handsets recorded in “Cost of Sales” plus the cost of commissions paid to distributors recorded in “Selling, general and administrative expenses” relating to new customer acquisitions. From this are deducted the equipment revenues received from handset sales for new customer acquisitions. Subscriber Retention Costs (SRCs) are calculated as the cost of handsets recorded in “Cost of Sales” plus the cost of commissions paid to distributors recorded in “Selling, general and administrative expenses” relating to handset upgrades of existing customers. From this are deducted the equipment revenues received from handset sales for upgrades of existing customers.

Glossary (3)

REAA: Operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

Capex: acquisitions of intangible and tangible assets, excluding GSM and UMTS licenses

Opex: operating charges before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

Labour Costs: net of capitalized costs and include taxes on wages

Commercial expenses: includes commissions, advertising and handsets

Operating working capital: net stocks, operational receivables, prior to securitisation, operational payables (excl. fixed production)

DSO: Days of Sales Outstanding

DPO: Days of Payables Outstanding

Sourcing: implementation of a new purchasing policy at group level

FCF (Free Cash Flow): net cash provided by operating activities, less net cash used in investing activities. FCF does not take into account investment of cash in short term marketable securities

Net Debt: Debt minus cash and cash equivalent and marketable securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 24, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information